Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79

Board of Trade (NIRE) No. 33.300.15258-0

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Tele Norte Leste Participações S.A. (the “Company”), in furtherance of the information disclosed in the Notice to Shareholders of February 21, 2011 and March 25, 2011, and pursuant to CVM Instruction No. 358/02, inform its shareholders and the market that, as a result of the subscription of 24.81% of the maximum amount of the capital increase approved by the Company’s Board of Directors on February 17, 2011, the Company’s Board of Directors approved, on this date, the partial ratification of the capital increase, issuing 56,417,086 new common shares and 28,409,175 new preferred shares, in the total amount of R$2,978,006,042.55 (“Capital Increase”).

Due to the partial ratification of the Capital Increase, the Company’s share capital is now R$7,254,681,880.32, divided into 187,028,818 common shares and 289,632,638 preferred shares.

Of the Capital Increase, Telemar Participações S.A. (“TmarPart”), together with its subsidiary Valverde Participações S.A., subscribed for a total amount of R$2,961,181,290.83, corresponding to 56,061,772 common shares and 28,298,549 preferred shares.

With the closing of the subscription for shares relating to the Capital Increase, Bratel Brasil S.A., a corporation (sociedade por ações) with headquarters in the City of São Paulo, State of São Paulo, located at Avenida Brigadeiro Faria Lima, no. 2277, 15th floor, 1503, room 02, CEP 01452-000, with corporate taxpayers’ registry (CNPJ/MF) no. 12.956.126/001-13, a subsidiary of Portugal Telecom SGPS, S.A. (together, “Portugal Telecom”) acquired 20,752,270 common shares and 28,298,549 preferred shares of the Company, at a price per share equivalent to the issuance price set for the Capital Increase, for a total amount of R$1,599,999,988.73. The conclusion of the share acquisitions disclosed herein will take place by April 1, 2011.

The purpose of the entrance of Portugal Telecom in the corporate structure of the network of companies that contols the Company and Telemar Norte Leste S.A. is to implement the industrial alliance described in the Relevant Fact dated January 25, 2011. As a result of the acquisition by Portugal Telecom of a stake in the capital share of TmarPart, amendments to the Shareholders’ Agreements of TmarPart were signed, adding Portugal Telecom as a party to these agreements and adjusting the quorums necessary to approve certain proposals in Previous Meetings, in order to assure Portugal Telecom of all of the rights held by BNDESPAR, PREVI, PETROS and FUNCEF. Portugal Telecom will have the right to elect (i) one member to the Board of Directors of TmarPart, and that member’s alternate and (2) two members to the Board of Directors of TNL, and their respective alternates.

The shareholders’ agreements will be available in the IPE System of the CVM, in accordance with CVM Instruction No. 480/09.

The capital structure of the Company, after effecting the Capital Increase, is described in the table below. Complete information about the share composition of the Company will be included in the Reference Form (Formulário de Referência), which will be available on the CVM’s website within the applicable timeframe as determined by the applicable regulations.

Shareholder	Common Shares	% of Common Shares	Preferred Shares	% of Preferred Shares	Total	% Total
Telemar Participações	103,813,689	55.51%	—	—	103,813,689	21.78%
PREVI	6,857,087	3.67%	11,730,869	4.05%	18,587,956	3.90%
Luxemburgo Participações	—	—	11,412,900	3.94%	11,412,900	2.39%
LF Tel S.A.	—	—	11,412,700	3.94%	11,412,700	2.39%
Bratel Brasil	20,752,270	11.10%	28,298,549	9.77%	49,050,819	10.29%
Treasury	3,020,880	1.62%	6,166,566	2.13%	9,187,446	1.93%
Others	52,584,892	28.12%	220,611,054	76.17%	273,195,946	57.31%

Total	187,028,818	100.0%	289,632,638	100.00%	476,661,456	100.00%

Clarifications may be obtained from the Investor Relations’ Department of the Company Quaisquer (www.oi.com.br/ri), by telephone: (21) 3131-4513, fax: (21) 3131-3253 or by e-mail: relacoescomacionistas@oi.net.br.

Rio de Janeiro, March 28, 2011.

Alex Waldemar Zornig

Investor Relations’ Officer

Tele Norte Leste Participações S.A.